Mail Stop 4561

July 19, 2007

Timothy J. Connolly
109 North Post Oak Lane
Suite 422
Houston, TX 77024

>   **Re: Turnaround Partners Inc**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
>   **File No. 000-28606**

Dear Mr. Connolly:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Note 8 – Acquisition of Kipling Holdings, Inc., page F-16

1.   Please tell us how you considered Rule 310 of Regulation S-B in determining whether pro forma financial data and financial statements of Kipling Holdings were required. Also please provide us a calculation of the purchase price.

Note 10 – Convertible Debentures – Derivative Financial Instruments, page F-17

Derivative Valuations, page F-22

2.   We note that in determining the fair value of the convertible debt instruments the company utilized a third party valuation firm to fair value the embedded derivatives using a layered discounted probability-weighted cash flow approach based on certain assumptions. Please *quantify*, and disclose in future filings, the significant assumptions used in determining the fair value of the embedded derivatives of these notes.

Note 11 – Debt Extinguishment, page F-23

3.   We note that modifications to various debt instruments were accounted for in accordance with EITF 96-19. Explain to us for each instrument how you determined that such modification was substantial in accordance with EITF 96-19 to qualify as extinguishments of debt.

Exhibit 31.1 and 31.2

4.   Reference is also being made to the Exhibits 31.1 and 31.2 within the company's Form 10-QSB for the quarter ended on March 31, 2007. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-QSB for the quarter ended March 31, 2007

Financial Statements and Notes

Note 1 – Basis of Presentation, page 7

Change in Accounting Principle for Registration Payment Arrangements, page 8

5.   Reference is being made to page nine. We note that the company adopted FSP EITF 00-19-2 on January 1, 2007; and accordingly, the comparative condensed consolidated financial statements of prior periods have been adjusted to apply the new method retrospectively. Please tell us how you have complied with paragraph 22 of FSP EITF 00-19-2 as it stipulates that retrospective application of the guidance in FSP EITF 00-19-2 to financial statements for earlier interim or annual periods presented is not permitted.

Note 3 – Convertible Debentures – Derivative Financial Instruments, page 11

6.   We note that various debt instruments have been identified with embedded
        derivatives requiring evaluation and accounting under EITF 00-19 and SFAS 133.
        We also that the company utilized a third party to fair value the embedded
        derivatives using a layered discounted probability-weighed cash flow approach.
        Please tell us in summary, and disclose in future filings, the assumptions that were
        used in determining such value.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

▪   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant